Exhibit 4.8

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Closes US$40 Million Public Offering of Common Shares in Canada and

the United States, Including Full Exercise of Underwriters’ Option to Purchase Additional Shares

LAVAL, Quebec, October 22, 2020 – BELLUS Health Inc. (NASDAQ: BLU)(TSX: BLU) (the “Company” or “BELLUS Health”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that it has completed its previously-announced underwritten public offering in Canada and the United States (the “Offering”) of 17,888,889 common shares at a price to the public of US$2.25 per common share, which includes the exercise in full of the underwriters’ option to purchase additional common shares. The total gross proceeds to the Company were approximately US$40 million, before deducting the underwriting commissions and any expenses related to the Offering.

BELLUS Health’s common shares are dual-listed on the Nasdaq Global Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “BLU”. For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq (evidence that the volume of trading of the Company’s securities on all Canadian marketplaces in the 12 months immediately preceding the date of the application was less than 25% attached).

The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement (as defined below).

Jefferies LLC and Evercore Group L.L.C. acted as joint book-running managers. LifeSci Capital acted as co-manager for the Offering.

The Offering was made in Canada pursuant to a prospectus supplement dated October 19 (the “Supplement”) to the Company’s short form base shelf prospectus dated January 17, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2020 (the “Registration Statement”), containing the Supplement and Base Prospectus filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website www.bellushealth.com. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500 or by email at info@bellushealth.com, or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Insider Participation

Insiders of the Company, Chairman of Board Dr. Francesco Bellini and director Mr. Franklin M. Berger, purchased an aggregate of 277,777 common shares under the Offering or 1.55% of the shares issued under the Offering. Being insiders of the Company, subscriptions for common shares by Dr. Bellini and Mr. Berger are related party transactions within the meaning of applicable Canadian securities laws.

The subscriptions by Dr. Bellini and Mr. Berger are exempt from the formal valuation and minority approval requirements applicable to related party transactions on the basis that the value of the transactions insofar as they involve related parties is less than 25 percent of the Company's market capitalization. The Board of Directors of the Company has approved the Offering, and each of Dr. Bellini and Mr. Berger declared their respective interest and abstained from voting thereon. A material change report in respect of this related party transaction could not be filed earlier than 21 days prior to the closing of the Offering due to the Offering being launched on October 19, 2020 and the terms of the participation of certain of the non-related parties and the related parties in the Offering confirmed shortly before closing.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus, or chronic itch.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins

Vice-President, Finance

450-680-4525

fdesjardins@bellushealth.com

SOURCE: BELLUS Health Inc.